Exhibit (a)(2)

Piedmont Recommends Rejection of Below Market Tender Offer by MacKenzie Patterson Fuller, LP

•	Shares of Class A common stock which are freely tradable on the NYSE closed at $19.51 on November 15, 2010 — the tender offer price is $15.10 for such shares

•	Shares of Class B-3 common stock will convert into Class A common stock and become freely tradable on January 30, 2011 — the tender offer price for such Class B-3 shares is $15.10

Atlanta - November 16, 2010 - Piedmont Office Realty Trust, Inc. (“Piedmont”) (NYSE:PDM) has been notified of an unsolicited tender offer by MacKenzie Patterson Fuller, LP (“MPF”) to purchase up to 2,000,000 and 100,000 shares, respectively, of the Class B-3 and Class A common stock of Piedmont at a price of $15.10 per share. Piedmont is not in any way affiliated with MPF, and believes this offer is not in the best interests of its stockholders. The Board of Directors of Piedmont has carefully evaluated the terms of MPF’s offer and unanimously recommends that stockholders reject MPF’s offer and not tender their shares.

Piedmont has filed with the Securities and Exchange Commission (“SEC”) a Schedule 14D-9 providing a detailed response to MPF’s offer. Piedmont encourages stockholders to read the Schedule 14D-9 before making a decision regarding the offer. Stockholders may review and obtain copies of the Schedule 14D-9 and all amendments thereto free of charge at the SEC’s website at http://www.sec.gov and at Piedmont’s website at http://investor.piedmontreit.com.

Please review the Schedule 14D-9 for a complete discussion of the reasons why Piedmont believes the offer is not in the best interests of its stockholders. Some of those reasons are as follows:

•

Piedmont believes that, the $15.10 offer price for the Class A common stock is a below market offer for the Class A common stock, which currently trades on the NYSE and which closed at $19.51 on November 15, 2010;

•

the fact that the offer price for the Class B-3 common stock represents a 22.6% discount to the current trading price of the Class A common stock and the Class B-3 common stock will convert into shares of Class A common stock and will become freely tradable on January 30, 2011;

•

Piedmont believes that, given the timing of the offer and the offer price, the offer represents an opportunistic attempt to purchase at a price that is significantly less than Piedmont’s current Class A common stock price and, as a result, deprive its stockholders who tender shares in the offer of the potential opportunity to realize the full long-term value of their investment in Piedmont; and

•

the fact that MPF will reduce the offer price by the amount of ordinary dividends declared or paid by Piedmont and stockholders who tender shares in the offer will not receive the fourth quarter $0.315 per common share dividend declared November 9, 2010 by the Board of Directors and expected to be paid on December 15, 2010 to shareholders of record as of December 1, 2010.

On February 10, 2010, Piedmont’s Class A common stock began trading on the NYSE. Subject to the provisions of Piedmont’s charter, shares of Piedmont’s Class B-1, B-2 and B-3 common stock have converted or will convert automatically into shares of Piedmont’s Class A common stock on a one-for-one basis on August 9, 2010, November 7, 2010 and January 30, 2011, respectively. Upon conversion, the shares became, or we expect will become, tradable on the NYSE.

Stockholders with questions about this tender offer or other matters should contact an investor services representative at 800-557-4830 or via e-mail at investor.services@PiedmontReit.com.

Disclosures

This press release may contain forward-looking statements about Piedmont. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers of this press release should be aware that there are various factors, many of which are beyond the control of Piedmont, that could cause actual results to differ materially from any forward-looking statements made in this press release, which include changes in general economic conditions, changes in real estate conditions, the potential need to fund capital expenditures out of operating cash flow, and lack of availability of financing or capital proceeds. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Piedmont does not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements. Piedmont urges you to read carefully Item 8 of the Schedule 14D-9 filed with the SEC for a discussion of additional risks that could cause actual results to differ from any forward-looking statements made in this correspondence.

2